UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

PLURALSIGHT, INC.

(Name of Subject Company)

PLURALSIGHT, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.0001 par value per share

Class B Common Stock, $0.0001 par value per share

Class C Common Stock, $0.0001 par value per share

(Title of Class of Securities)

Class A Common Stock: 72941B106

Class B Common Stock: None

Class C Common Stock: None

(CUSIP Number of Class of Securities)

Matthew Forkner

Chief Legal Officer and Corporate Secretary

42 Future Way

Draper, UT 84020

(801) 784-9007

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Rezwan D. Pavri

Martin W. Korman

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1 (which we refer to as this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on March 12, 2021, by Pluralsight, Inc., a Delaware corporation (which we refer to as “Pluralsight”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Lake Merger Sub I, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Lake Holdings, LP, a Delaware limited partnership (which we refer to as “Parent I”), to purchase (1) all of the issued and outstanding shares of Class A common stock of Pluralsight (which we refer to as “Class A Shares”) at an offer price of $22.50 per Class A Share, (2) all of the issued and outstanding shares of Class B common stock of Pluralsight (which we refer to as “Class B Shares”) at an offer price of $0.0001 per Class B Share, and (3) all of the issued and outstanding shares of Class C common stock of Pluralsight (which we refer to as “Class C Shares”) at $0.0001 per Class C Share.

The Offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent I and Purchaser with the SEC on March 9, 2021, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (which we refer to, as it may be amended or supplemented from time to time, as the “Offer to Purchase”) and the related letter of transmittal (which we refer to, as it may be amended or supplemented from time to time, as the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Pluralsight.

Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 1, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.

Item 4. The Solicitation or Recommendation

The section of Item 4 of the Schedule 14D-9 captioned “Background of the Offer and the Mergers” is amended and supplemented by adding the following information to the end of the paragraph that begins with “On November 14, 2020”:

During the November 14, 2020 Transaction Committee meeting, Ms. Stewart informed the Transaction Committee that a representative of a third-party search firm contacted Ms. Stewart on October 12, 2020 about potential opportunities to serve on the board of a Vista portfolio company, and Ms. Stewart declined to pursue discussions and did not meet with any representatives of Vista. Also during the meeting, Karenann Terrell, a Pluralsight Director who was not a Transaction Committee member, disclosed that she was engaged in discussions to join the board of directors of Apptio, Inc., a Vista portfolio company.

The information set forth in the paragraph beginning with “On November 6, 2020” in the section of Item 4 of the Schedule 14D-9 captioned “Background of the Offer and the Mergers” is amended and restated as follows:

On November 6, 2020, Vista delivered to Pluralsight a written proposal to acquire all of the outstanding equity of Pluralsight for $16.50 in cash per Class A Share and equivalents based on certain assumptions, including the number of Class A Shares and equivalents outstanding on a fully diluted basis and the full acceleration and satisfaction of obligations under the TRA in accordance with its terms, in an amount of approximately $406 million (estimated from the model provided by management of Pluralsight in the electronic dataroom, with a $16.50 per share input). The proposal also indicated that, to the extent that a lower amount is ultimately required to satisfy in full Pluralsight’s obligations under the TRA, the difference would be applied to the purchase price being proposed by Vista on a dollar-for-dollar basis. The proposal also indicated that through equity participation programs and other incentive structures, Vista seeks to align management’s incentives with Vista’s incentives, and that Vista had been impressed by the high caliber of Pluralsight’s executive team that Vista had met to date, and looked forward to forming a successful and productive partnership with them going forward alongside meeting the broader team.

Item 6.	Interest in Securities of the Subject Company

The table appearing in Item 6 of the Schedule 14D-9 is amended and supplemented by adding the following entry for James Budge ahead of the current entry for March 1, 2021:

Name	Date of Transaction	Number of Shares*	Price Per Share ($)	Nature of Transaction
James Budge	3/8/2021	200,000	$15	Shares acquired upon exercise of Pluralsight Options
	3/8/2021	200,000	$22.03	Sale of Shares through 10b5-1 plan

*	Class A Shares unless otherwise noted

Item 6 of the Schedule 14D-9 is amended and supplemented by adding the following paragraph at the end:

The Tender Agreement Parties, which include certain directors of Pluralsight and certain of their respective affiliates, have each agreed under the Tender Agreements to redeem their respective Holdings Units for Class A Shares in accordance with the Holdings LLCA and exercise their vested options prior to the expiration of the Offer, and to tender in the Offer all of such Tender Agreement Party’s Class A Shares (including shares issuable with respect to the redemption of its Holdings Units and the exercise of its vested options), except that if the Offer is not consummated in accordance with the terms of the Amended Merger Agreement, such redemption and exercise will be void and deemed not to have occurred.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLURALSIGHT, INC.
By:	/s/ Matthew Forkner
Matthew Forkner
Chief Legal Officer and Corporate Secretary

Date: March 31, 2021